UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 1, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Verona Pharma plc

File No. 333-217124 - CF#34507

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Verona Pharma plc submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit to a Form F-1 registration statement filed on April 3, 2017, as amended.

Based on representations by Verona Pharma plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2   through November 23, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary